BD 3/26

07004706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52009

RECEIVED FEB 28 2007

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FOLIO*fn* Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Towers Crescent Drive, 15th Floor
(No. and Street)

Vienna (City) VA (State) 22182 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. BETH KIRKSEY 703-245-4874 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name - if individual, state last, first, middle name)

53 State Street (Address) Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

BD 3/26

AFFIRMATION

I, Beth Kirksey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm FOLIO*fn* Investments, Inc. (the "Company") for the year ended December 31, 2006 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Beth A Kirksey 2/26/07

Beth Kirksey — Date

Chief Operating Officer and Chief Financial Officer

Subscribed and sworn to before me,
this 26th day of February 2007

Catherine M McCarthy

Notary Public

Commission expires 11-30-2008

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors and Stockholder of
FOLIO*fn* Investments, Inc.
Vienna, Virginia

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of FOLIO*fn* Investments, Inc. (the "Company"), a wholly owned subsidiary of FOLIO*fn*, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, including those control activities for safeguarding securities, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Boston, Massachusetts
February 23, 2007

FOLIOfn INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
(In thousands)

ASSETS

Cash and cash equivalents	$ 11,889
Cash segregated under federal and other regulations	8,419
Deposits with clearing organizations	1,199
Receivable from customers	1,938
Receivable from broker dealers and clearing organizations	13
Other Receivables	241
Dividends and interest receivable	28
Corporate equity securities owned - at market value	625
Prepaid expenses and other assets	274
Deferred tax asset	121
Total assets	$ 24,747

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Payable to customers	$ 8,526
Payable to broker-dealers and clearing organizations	3,120
Accounts payable and accrued expenses	703
Deferred tax liabilities	121
Due to parent	718
Deferred revenue	645
Total liabilities	13,833
STOCKHOLDER'S EQUITY:	
Common stock, $0.0001 par value—1,000 shares authorized, issued and outstanding	
Additional paid-in capital	27,342
Accumulated deficit	(16,428)
Total stockholder's equity	10,914
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 24,747

See notes to financial statements.

UHY LLP
Certified Public Accountants

53 State Street
Boston, MA 02109

Phone 617-742-7733
Fax 617-742-3528
Web www.uhy-us.com

To the Board of Directors and Stockholder of
FOLIO*fn* Investments, Inc.
Vienna, Virginia

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of FOLIO*fn* Investments, Inc. (the "Company") for the year ended December 31, 2006 (on which we issued our report dated February 23, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

VHY LLP

Boston, Massachusetts
February 23, 2007

END